CANARC RESOURCE CORP. (the "Company")

NOTICE OF CHANGE OF AUDITOR

     PURSUANT TO NATIONAL INSTRUMENT 51-102, entitled “CONTINUOUS DISCLOSURE OBLIGATIONS” (the “National Instrument”)

     KPMG LLP, Chartered Accountants (the "Former Auditor"), of Box 10426, 777 Dunsmuir Street, Vancouver, B.C. V7Y 1K3, resigned as the Company's auditor effective as of November 20, 2008 (the “Resignation”). The resignation is due to a decision on the part of the Board of Directors of the Company to change the auditors for the Company. Pursuant to Section 204(4) of the Business Corporations Act (British Columbia), the directors are entitled to fill any casual vacancy in the office of the auditor and have appointed Smythe Ratcliffe LLP, Chartered Accountants (the "Successor Auditor"), of 700-355 Burrard Street, Vancouver, B.C. V6C 2G8, as the Company's auditor in the place and stead of the Former Auditor until the close of the next Annual General Meeting of the Company.

There were no reservations in the Former Auditor's reports in connection with:

(a)	the audits of the two most recently completed fiscal years; and

(b)	any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor's term of office.

     There are no reportable events including disagreements, unresolved issues and consultations, as defined in the National Instrument, between the Company and the Former Auditor or the Successor Auditor.

     The Resignation and the recommendation to appoint the Successor Auditor was approved by the audit committee and the Board of Directors of the Company.

DATED at Vancouver, B.C. as of this 20th day of November, 2008.
CANARC RESOURCE CORP.
Per:
“Philip Yee”	(signature)	“Bradford Cooke”	(signature)
Philip Yee	(name - please print)	Bradford Cooke	(name - please print)
CFO	(title - please print)	CEO	(title - please print)

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